Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2024 First Quarter Results

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First quarter operating income of $151.6 million compares to $166.4 million the same quarter last year, primarily reflecting weaker market conditions.
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First quarter net income of $92.8 million compared to $111.9 million in Q1 2023, while adjusted net income1 of $105.5 million compared to $116.5 million.
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First quarter diluted earnings per share (diluted “EPS”) of $1.09 compared to $1.27 in Q1 2023, while adjusted diluted EPS1 of $1.24 compared to $1.33.
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First quarter net cash from operating activities of $200.7 million compares to $232.1 million in Q1 2023 and free cash flow1 of $137.2 million compares to $195.7 million in Q1 2023.

Montreal, Quebec, April 25, 2024 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the first quarter ended March 31, 2024. All amounts are shown in U.S. dollars.

“TFI International performed well in a challenging environment, while making notable advancements in our US LTL business,” said Alain Bédard, Chairman, President and Chief Executive Officer. “Through strong execution, we’ve reached an important inflection point in our turnaround of TForce Freight, with rapidly improving service driving tonnage growth, resulting in revenue per shipment before fuel surcharge increasing 12%. Also noteworthy, our Logistics segment turned in very strong results, benefiting from last year’s acquisition of JHT. On a consolidated basis, during the first quarter TFI generated more than $200 million in net cash from operating activities, with our solid free cash flow and other recent balance sheet enhancements further strengthening our financial resources to strategically capitalize on market conditions. Illustrative of this is our recently closed acquisition of Daseke, whose attractive and complementary operations will add scale to our Truckload operations beginning this month, and we are already working with the team to enhance performance. Overall, we remain both strategic and prudent in our approach to the business, with an emphasis on service, efficiencies and cash flow in our drive to further expand shareholder value.”

FIRST QUARTER RESULTS

Financial highlights	Three months ended March 31
(in millions of U.S. dollars, except per share data)	2024	2023
Total revenue	1,870.8	1,850.2
Revenue before fuel surcharge	1,611.5	1,560.4
Adjusted EBITDA[1]	268.4	264.2
Operating income	151.6	166.4
Net cash from operating activities	200.7	232.1
Net income	92.8	111.9
EPS - diluted ($)	1.09	1.27
Adjusted net income[1]	105.5	116.5
Adjusted EPS - diluted¹ ($)	1.24	1.33
Weighted average number of shares ('000s)	84,475	86,582
Weighted average number of diluted shares ('000s)	85,348	87,914
Number of share outstanding - end of period ('000s)	84,555	86,771
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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Earnings Press Release

Total revenue of $1.87 billion increased from $1.85 billion in the prior year period and revenue before fuel surcharge of $1.61 billion increased from $1.56 billion in the prior year period. The increase is due to contributions from acquisitions partially offset by a reduction of volumes due to a continued weaker transportation environment and to a reduction in fuel surcharge revenue.

Operating income of $151.6 million compares to $166.4 million from the prior year period. The decrease in the operating income can be attributed to overall lower revenues and volumes associated with freight as well as a reduction on gains on sale of rolling stock and equipment and assets held for sale of $10.4 million relative to the same prior year period.

Net income of $92.8 million compared to $111.9 million in the prior year period, and net income of $1.09 per diluted share compared to $1.27 in the prior year period. Adjusted net income, a non-IFRS measure, was $105.5 million, or $1.24 per diluted share, compared to $116.5 million, or $1.33 per diluted share, the prior year period.

Total revenue declined in three segments relative to the prior year period with decreases of 11% for Package and Courier, 4% for Less-Than-Truckload, and 6% for Truckload, and increased 26% for Logistics, primarily from the acquisition of JHT. Operating income increased 15% for Less-Than-Truckload and 27% for Logistics, and decreased by 34% for Package and Courier and 41% for Truckload in the first quarter in comparison to the prior year.

SEGMENTED RESULTS
(in million of U.S. dollars)	Three months ended March 31
	2024		2023
	$		$
Revenue[1]
Package and Courier	103.2		112.6
Less-Than-Truckload	680.7		690.9
Truckload	397.7		414.1
Logistics	441.9		355.3
Eliminations	(12.0)		(12.4)
	1,611.5		1,560.4
	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Package and Courier	18.2	17.6%	27.3	24.3%
Less-Than-Truckload	66.9	9.8%	57.9	8.4%
Truckload	41.5	10.4%	70.5	17.0%
Logistics	40.2	9.1%	31.7	8.9%
Corporate	(15.1)		(21.1)
	151.6	9.4%	166.4	10.7%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge.

CASH FLOW

Net cash flow from operating activities was $200.7 million during Q1 compared to $232.1 million the prior year. This decrease was due primarily to a decrease in non-cash working capital of $85.8 million, resulting primarily from an increase in sales which increased the accounts receivable balance and was partially offset by a decrease in income taxes paid of $51.4 million.

Net cash from investing activities decreased by $34.1 million as a result of an increase in spending on business acquisitions of $24.2 million and to an increase in net capital expenditures of $27.1 million.

The Company returned $33.6 million to shareholders during the quarter through dividends.

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Earnings Press Release

On March 18, 2024, the Board of Directors of TFI International declared a quarterly dividend of $0.40 per outstanding common share paid on April 15, 2024, representing a 14% increase over the $0.35 quarterly dividend declared in Q1 2023. The annualized dividend represents 18.9% of the trailing twelve month free cash flow1.

CONFERENCE CALL

TFI International will host a conference call on Friday, April 26, 2024 at 8:30 a.m. Eastern Time to discuss these results.

Interested parties can join the call by dialing 1-877-704-4453 or 1-201-389-0920. A recording of the call will be available until 11:59 p.m. Eastern Time, Friday, May 10, 2024 by dialing 1-844-512-2921 or 1-412-317-6671 and entering passcode 13745062.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Package and Courier;
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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2024 Q1 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

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Earnings Press Release

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the international Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, nor as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended March 31
(unaudited, in millions of U.S. dollars)	2024	2023
Net income	92.8	111.9
Net finance costs	27.3	17.1
Income tax expense	31.4	37.4
Depreciation of property and equipment	64.5	59.0
Depreciation of right-of-use assets	35.3	31.4
Amortization of intangible assets	17.2	13.6
Gain on sale of assets held for sale	(0.2)	(6.3)
Adjusted EBITDA	268.4	264.2
Note: due to rounding, totals may differ slightly from the sum.

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, gain or loss on sale of land and buildings and assets held for sale, impairment on assets held for sale, gain or loss on the sale of business and directly attributable expenses due to the disposal of the business. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended March 31
(unaudited, in millions of U.S. dollars, except per share data)	2024	2023
Net income	92.8	111.9
Amortization of intangible assets related to business acquisitions	16.0	12.7
Net change in fair value and accretion expense of contingent considerations	0.0	0.1
Net foreign exchange loss (gain)	1.3	(0.3)
Gain, net of impairment, on sale of land and buildings and assets held for sale	(0.2)	(6.2)
Tax impact of adjustments	(4.4)	(1.6)
Adjusted net income	105.5	116.5
Adjusted earnings per share - basic	1.25	1.35
Adjusted earnings per share - diluted	1.24	1.33
Note: due to rounding, totals may differ slightly from the sum.

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Earnings Press Release

Free cash flow:

Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements.

Free cash flow	Three months ended March 31
(unaudited, in millions of U.S. dollars)	2024	2023
Net cash from operating activities	200.7	232.1
Additions to property and equipment	(77.5)	(76.2)
Proceeds from sale of property and equipment	12.8	24.7
Proceeds from sale of assets held for sale	1.2	15.1
Free cash flow	137.2	195.7

Note to readers: Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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